FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON SEPTEMBER 30, 2011

Highlights for the Period

Summary

➢  The first nine months of the year confirmed the strong growth in demand for electricity in the countries where we operate, as a result of the dynamic economic activity in these markets.

➢  Regarding the distribution business, it is important to note the improvement in our Peruvian and Chilean operations, with growth in electricity demand of 7.6% and 4.9% respectively.

➢  In the generation business, operating revenues fell 3.1% mainly due to lower sales average prices, partially offset by higher physical sales in Peru and Argentina.

➢  Our Bocamina I coal-fired thermal plant damaged by the Chilean earthquake in February 2010, started operating once again. This has permitted us to provide the Chilean Central Interconnected System (“SIC”) with a stable and secure source of energy during a dry year.

➢  The Company’s EBITDA showed a decrease of Ch$ 165,706 million, primarily due to Ch$ 24,910 million in higher costs related to power purchases in the generation business, mainly in Chile. This decrease was partially compensated by lower purchase prices in other countries. Additionally, Enersis accounted for the full impact of the equity tax reform in Colombia, for taxes payable throughout the 2011-2014 period. This non-recurring factor affected operating income of our Colombian operations (both distribution and generation subsidiaries) by Ch$ 59,558 million. Results in our Brazilian and Peruvian generation companies and in our Chilean and Peruvian distribution companies partly offset the lower results in other countries and business segments.

➢  EBITDA for the Enersis Group was very balanced in terms of business segment:

•     Generation and Transmission:           54%

•     Distribution:                                      46%

➢  Our distribution business customer base increased by around 355,000 customers, which confirms the natural growth of this business, an important stabilizing factor for our cash flows.

➢  Operating income for the period amounted to Ch$ 1,199,430 million, representing a decline of 7.0% compared to the same period in 2010.

Pg. 1

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues rose by 3.3% to Ch$ 3,289,889 million.

➢  The cost of sales was Ch$ 2,135,763 million, a 5.8% increase over the same period of the previous year.

➢  EBITDA in the period amounted to Ch$ 698,325 million, a reduction of 6.8% compared to the same period in 2010, principally due to the reduced results of our businesses in Argentina, Colombia and Brazil, partially compensated by improvements in Chile and Peru.

The factors influencing this lower distribution business EBITDA are:

In Chile, EBITDA grew by Ch$ 18,057 million, mainly explained by:

➢  A better energy sales margin related to 4.9% higher physical energy sales, which was reflected in higher sales volume in every market segment.

➢  Greater non-energy revenues as a result of higher economic activity, which impacted revenues from other businesses.

In Peru, EBITDA rose by Ch$ 4,677 million as a result of:

➢  A 7.6% increase in physical sales, as well as greater revenues from other businesses.

➢  Lower procurement and services costs mainly from synergies in technology and information systems, partially compensated by increases in energy purchases.

In Argentina, EBITDA decreased by Ch$ 34,368 million, mainly explained by:

➢  A reduced energy sales margin explained mainly by lower industrial and commercial client sales margins, and by increased wages under collective bargaining agreements, partly offset by,

➢  Higher residential consumption, which reflects growth in the number of clients and lower temperatures during this winter season in relation to last year’s.

In Brazil, EBITDA decreased by Ch$ 10,629 million as a result of:

➢  Reduced sales margin, both in Ampla and in Coelce, and higher fixed costs in Ampla, partly offset by,

➢  Higher revenues in Ampla due to greater physical sales.

In Colombia, EBITDA decreased by Ch$ 28,773 million, principally as a result of:

➢  The effect of the Colombian government equity tax reform, which implied recording on January 1st, 2011 the entire tax payable for this concept within 2011-2014.

➢  This effect more than offset the positive operating results registered in the period.

Pg. 2

Generation and Transmission Business

➢   Consolidated physical sales increased by 1.2% to 47,857 GWh, led by increases in Argentina and Peru, partially offset by decreases in Chile, Brazil and Colombia.

➢   Operating revenues decreased 3.1% to Ch$ 2,012,421, mainly explained by lower sales prices, partially offset by higher physical sales in Peru and Argentina.

➢   Procurement and services costs rose by 1.4% to Ch$ 1,023,462 million as a result of higher energy purchase costs in Chile and higher fuel consumption in Argentina.

➢   EBITDA amounted to Ch$ 822,178 million, a decrease of 11.8% compared with the nine‑month period ending September 30, 2010.

➢   Consolidated hydroelectric generation declined by 7.0%, explained by Chile, Argentina and Brazil, partially offset with Colombia y Peru.

The factors affecting these results are:

In Chile, EBITDA decreased by Ch$ 111,408 million, mainly due to:

➢   Higher energy purchase costs of Ch$ 62,675 million,

➢   Lower sales revenues of Ch$ 56,950 million due to lower water availability which impacted sales to the spot market.

➢   Partially compensated by lower fuel consumption of Ch$ 16,600 million and lower transport expenses of Ch$ 17,666 million and,

In Colombia, EBITDA fell by Ch$ 23,793 million, mainly due to:

➢   An increase in other fixed operating costs of Ch$ 38,958 million, mainly explained by the non-recurring effect of the equity tax reform which implied the booking on January 1, 2011 of the full amount payable in the period 2011-2014.

➢   Reduced energy sales revenues of Ch$ 24,867 million due to 5.0% lower average sales prices and a decrease of 1.4% in physical sales, partially compensated by

➢   A reduction in cost of energy purchases of Ch$ 39,881 million, explained by lower thermal dispatch because of higher hydro generation.

In Peru, EBITDA increased by Ch$ 21,440 million due to:

➢   Higher energy sales revenues of Ch$ 15,193 million explained by higher generation from both thermal and hydro facilities, and

➢   Lower personnel expenses by Ch$ 9,724 million and a decrease in the cost of energy purchases by Ch$ 1,460 million, partially compensated by

➢   Higher fuel consumption cost of Ch$ 2,095 million and an increase in transport expenses of Ch$ 1,896 million, linked to the higher thermal dispatch.

In Argentina, EBITDA decreased by Ch$ 13,913 million due to:

➢   A higher fuel consumption cost of Ch$ 43,166 million, and an increase in transport expenses of Ch$ 3,896 million related to higher thermal dispatch.

➢   Higher energy purchases costs of Ch$ 4,500 million, and an increase in personnel expenses of Ch$ 4,222 million, explained by increased wages under collective bargaining agreements, partially offset by

➢   Higher energy sales of Ch$ 44,989 million, linked to a 7.4% increase in sales volume.

Pg. 3

In Brazil, EBITDA rose by Ch$ 18,205 million due to:

➢   Increase of Ch$ 14,016 million in contribution margin due to the recognition of CIEN as a regulatory asset by local authorities since April 2011, thereby allowing the billing of toll revenues according to the RAP system (permitted annual revenue.)

➢   Lower fuel consumption of Ch$ 3,137 million, due to a 69% lower generation in Fortaleza. The latter increased its power purchases in the spot market, taking advantage of the low price of the energy, thus increasing its margin. This was partially offset by a 3.3% lower sales volume in Cachoeira Dourada.

Financial Summary

➢  The average interest rate increased, from 8.4% up to 9.3%, mainly because of inflationary effects.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis:

•         Cash and cash equivalents amount to US$ 1,797 million.

•         Committed  credit lines for US$ 792 million.

•         Non-committed credit lines available for US$ 1,789 million available on a consolidated basis.

➢  Within this context, it is important to highlight the successful issuance of an unsecured bond in local currency by Emgesa, our Colombian generation subsidiary, in the international capital markets, for the Colombian peso equivalent of US$ 400 million. This break-through deal, the first bond issued in local currency by a private sector Colombian company in the international markets, was rated “Investment Grade” by Fitch Ratings and Standard and Poor’s.

➢  Additionally, as of June 2011, Ampla finished a successful issuance of local bonds (debentures) for the equivalent of US$ 160 million, maturing in 5 and 7 years, allowing the extension of its debt’s duration.

➢  Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,365 million and forwards for US$ 287 million.

•         In order to reduce financial results’ volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, we have contracted interest rate swaps (from variable to fixed rates) for US$ 318 million.

Pg. 4

Market Summary

➢  Chilean Stock Exchange main index, IPSA, has shown an important decrease in the last 12 months (-19.04%). This has been consistent with the global economic scenario and the behavior of the principal stock exchanges. In Latin America, all the countries where the group has presence have shown negative numbers: BOVESPA (Brazil): -25.49%; COLCAP (Colombia): -10.30%; MERVAL (Argentina): -7.11% and ISBVL (Peru): -3.43%.  In more developed countries, the performance of the stock exchanges have also been negative during the last 12 months: IBEX: -18.22%, UKX: -8.30%; FTSE 250: -7.30%; S&P 500: -1.29% and Dow Jones Industrial: +0.77%.

➢  Enersis’ share price has decreased considerably during last 12 months. The price as of September 30, 2011 was $180.1, which represents a -21.63% variation in comparison with October 1, 2010 price, when it reached $229.8. This low performance is explained mainly by the negative global economic scenario and also by the drought that affected Chile this year, reducing the results of its affiliates in Generation.

➢  During the last 12 months, Enersis’ ADS has lost 29.22% of its value. The price fell from US$23.9 on October 1, 2010, to US$16.9 on September 30, 2011. The global economic situation and the Chilean drought affected the value, but there’s also an impact caused by the Chilean Peso devaluation against US Dollar during the last months. The exchange rate as of  September 30, 2010 was Ch$ 483.55 and as of September 30, 2011 was Ch$ 521.76, which represents a -11.5% devaluation.

➢  During the last twelve months period, Enersis continued to be among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.7 million.

Source: Bloomberg

Pg. 5

Risk Rating Classification Information

Enersis’ current ratings are supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Enersis’ geographic diversification in Latin America provides the company a natural hedge against different regulations and weather conditions. Most of their operating subsidiaries are financially strong and have leading market positions in the countries where we operate.

On July 12, 2011, Feller Rate confirmed the “AA” local rating of Enersis’ solvency, bonds and bond program. At the same time, it confirmed the “1st Class Level 1” rating for its shares and the “1st Class +A/AA” rating for its commercial papers program. Rating perspectives continue to be “Stable”.

The current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

The domestic ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Pg. 6

Table of Contents

Summary	1
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	6

Table of Contents	7

General Information	9

Simplified Organizational Structure	10
Market Information	11
Equity Market	11
Debt Market	14
Consolidated Income Statement Analysis	15
Net Income	15
Operating Income	15
Net Financial Income	17
Sale of Assets	17
Taxes	17
Consolidated Balance Sheet Analysis	18
Assets Under IFRS	18

Book Value and Economic Value of Assets	20

Liabilities and Shareholders’ Equity Under IFRS	21
Debt Maturity with Third Parties, Thousand US$	23
Debt Maturity with Third Parties, Million Ch$	23
Evolution Of Key Financial Ratios	24
Under IFRS	25
Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile	26

The Principal Risks associated to the activities of the Enersis Group	28

Argentina	33

Generation	33
Endesa Costanera	33
El Chocon	34
Distribution	35
Edesur	35

Brazil	36

Endesa Brasil	36
Generation	36
Cachoeira	36
Fortaleza (cgtf)	37
Transmission	38
CIEN	38
Distribution	39
Ampla	39

Pg. 7

Coelce	40

Chile	41

Generation	41
Endesa Chile	41
Distribution	42
Chilectra	42

Colombia	44

Generation	44
Emgesa	44
Distribution	45
Codensa	45
Generation	46
Edegel	46
Distribution	47
Edelnor	47

Conference Call Invitation	49

Disclaimer	50

Pg. 8

General Information

(Santiago, Chile, Wednesday, October 26, 2011.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the nine months period of 2011. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to comparison between the period ended on September 30, 2010 and September 30, 2011.

Figures as of September 30, 2011 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 521.76 as of September 30, 2011 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 474.35 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed financial statement analysis, a brief explanation for the most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30, 2011.

*    Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Tunel El Melon), non Chilean subsidiaries (Endesa Costanera, El Chocon, Edegel and Emgesa) and jointly controlled companies (Gas Atacama, Transquillota and Hidroaysen.)

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 9

Simplified Organizational Structure

Pg. 10

 Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Source: Bloomberg

Pg. 11

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchange:

Source: Bloomberg

Pg. 12

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

XENI - Stock price evolution compared to IBEX

120
100
80
60
(%)
€$ 17.26
Var (%) IBEX, -18.2%
Var (%) XENI, -25.6%
€$ 12.85
Oct-10
Nov-10
Dec-10
Feb-11
Mar-11
Apr-11
Jun-11
Jul-11
Sep-11
XENI
IBEX

Daily Average Transactions Volume
Latibex (1 Unit = 50 common shares)

Thousand Units
Average = 1.2
0,7
0,7
0,8
1,2
1,3
1,1
1,0
0,9
1,5
0,6
1,5
2,7
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11

Source: Bloomberg

Pg. 13

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 14

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the Owners of the Company for the cumulative period as of September 30, 2011 reached Ch$ 319,026 million, representing a 6.8% decrease over the same period 2010, which was Ch$ 342,141 million.

Under IFRS

CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 2010-2011	Chg %	9M 2011
Sales	4,616,738	4,645,608	28,870	0.6%	9,793,629
Energy sales	4,217,515	4,323,338	105,823	2.5%	9,114,237
Other sales	34,862	20,770	(14,093)	(40.4%)	43,786
Other services	364,360	301,500	(62,860)	(17.3%)	635,606
Other operating income	213,634	203,192	(10,443)	(4.9%)	428,358
Revenues	4,830,372	4,848,799	18,428	0.4%	10,221,987

Energy purchases	(1,140,692)	(1,309,276)	(168,584)	(14.8%)	(2,760,147)
Fuel consumption	(572,987)	(595,644)	(22,657)	(4.0%)	(1,255,706)
Transportation expenses	(334,410)	(303,241)	31,168	9.3%	(639,278)
Other variable costs	(517,334)	(475,038)	42,296	8.2%	(1,001,451)
Procurements and Services	(2,565,424)	(2,683,200)	(117,776)	(4.6%)	(5,656,582)

Contribution Margin	2,264,948	2,165,600	(99,349)	(4.4%)	4,565,404

Other work performed by entity and capitalized	30,864	35,665	4,801	15.6%	75,187
Employee benefits expense	(267,176)	(269,352)	(2,176)	(0.8%)	(567,834)
Other fixed operating expenses	(351,283)	(420,266)	(68,983)	(19.6%)	(885,982)
Gross Operating Income (EBITDA)	1,677,353	1,511,647	(165,706)	(9.9%)	3,186,776
Depreciation and amortization	(355,185)	(313,265)	41,920	11.8%	(660,409)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(32,617)	1,048	33,665	103.2%	2,210
Operating Income	1,289,551	1,199,430	(90,121)	(7.0%)	2,528,577

Net Financial Income	(229,117)	(194,141)	34,976	15.3%	(409,278)
Financial income	101,475	134,089	32,614	32.1%	282,678
Financial costs	(327,496)	(320,468)	7,028	2.1%	(675,594)
Gain (Loss) for indexed assets and liabilities	(12,414)	(17,038)	(4,624)	(37.2%)	(35,919)
Foreign currency exchange differences, net	9,319	9,277	(42)	(0.4%)	19,557
Gains	60,649	68,060	7,411	12.2%	143,480
Losses	(51,331)	(58,783)	(7,452)	(14.5%)	(123,924)
Share of profit (loss) of associates accounted for using the equity method	1,348	5,848	4,500	333.8%	12,328
Net Income From Other Investments	139	376	237	171.1%	792
Net Income From Sale of Assets	3,044	(7,172)	(10,215)	(335.6%)	(15,119)

Net Income Before Taxes	1,064,965	1,004,341	(60,623)	(5.7%)	2,117,300
Income Tax	(283,192)	(316,550)	(33,358)	(11.8%)	(667,334)
NET INCOME ATTRIBUTABLE TO:	781,773	687,791	(93,982)	(12.0%)	1,449,966
Owners of parent	342,141	319,026	(23,115)	(6.8%)	672,553
Non-controlling interest	439,632	368,766	(70,866)	(16.1%)	777,413

Earning per share (Ch$ /share and US$ / ADR)	10.5	9.8	(0.7)	(6.8%)	1.0

Operating Income

Operating income decreased by Ch$ 90,121 million, or 7.0% when compared to September 2010.

Below we present operating revenues and costs breakdown by business line for the period ending on September 30, 2010 and 2011 are:

Pg. 15

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	2,076,441	2,012,421	(3.1%)	4,242,482	3,184,955	3,289,889	3.3%	6,935,572
Operating Costs	(1,330,803)	(1,320,909)	(0.7%)	(2,784,671)	(2,625,969)	(2,771,712)	5.6%	(5,843,179)
Operating Income	745,638	691,513	(7.3%)	1,457,811	558,987	518,177	(7.3%)	1,092,394

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	(431,024)	(453,510)	5.2%	(956,067)	4,830,372	4,848,799	0.4%	10,221,987
Operating Costs	415,950	443,251	6.6%	934,439	(3,540,821)	(3,649,369)	3.1%	(7,693,410)
Operating Income	(15,074)	(10,259)	(31.9%)	(21,627)	1,289,551	1,199,430	(7.0%)	2,528,577

Generation and transmission business showed an Operating income of Ch$ 691,513 million, representing a Ch$ 54,126 million decrease from the same period 2010, or 7.3%. Physical sales increased 1.2% amounting to 47,857 GWh as of September 2011 (47,313 GWh for the same period in 2010).

Operating income for generation and transmission business line, detailed by country is shown in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	984,721	908,325	(7.8%)	1,914,884	302,320	341,325	12.9%	719,565	238,660	223,042	(6.5%)	470,206
% of consolidated	47%	45%		45%	15%	17%		17%	11%	11%		11%
Operating Costs	(634,822)	(662,966)	4.4%	(1,397,630)	(264,808)	(315,891)	19.3%	(665,946)	(128,428)	(56,285)	(56.2%)	(118,657)
% of consolidated	48%	50%		50%	20%	24%		24%	10%	4%		4%

Operating Income	349,900	245,360	(29.9%)	517,254	37,513	25,434	(32.2%)	53,619	110,232	166,757	51.3%	351,549

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	161,205	174,349	8.2%	367,554	390,201	365,899	(6.2%)	771,370	2,076,441	2,012,421	(3.1%)	4,242,482
% of consolidated	8%	9%		9%	19%	18%		18%	100%	100%
Operating Costs	(106,219)	(94,801)	(10.7%)	(199,853)	(197,192)	(191,486)	(2.9%)	(403,682)	(1,330,803)	(1,320,909)	(0.7%)	(2,784,671)
% of consolidated	8%	7%		7%	15%	14%		14%	100%	100%

Operating Income	54,986	79,549	44.7%	167,700	193,008	174,413	(9.6%)	367,688	745,638	691,513	(7.3%)	1,457,811

Distribution business showed a Ch$ 40,810 million lower operating income, totaling Ch$ 518,177 million. Physical sales amounted to 51,942 GWh, representing an increase of 1,879 GWh, or 3.8%. Our customer base increased by 355 thousand new clients approximately, amounting to 13.5 million customers.

Operating Income for distribution business line, detailed by country, as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	723,062	778,005	7.6%	1,640,150	222,307	205,924	(7.4%)	434,119	1,416,243	1,471,515	3.9%	3,102,171
% of consolidated	23%	24%		24%	7%	6%		6%	44%	45%		45%
Operating Costs	(641,481)	(680,096)	6.0%	(1,433,742)	(209,263)	(226,226)	8.1%	(476,919)	(1,155,564)	(1,211,564)	4.8%	(2,554,157)
% of consolidated	24%	25%		25%	8%	8%		8%	44%	44%		44%

Operating Income	81,581	97,909	20.0%	206,407	13,044	(20,302)	(255.6%)	(42,800)	260,678	259,950	(0.3%)	548,014

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011	9M 2010	9M 2011		9M 2011
Operating Revenues	230,578	238,636	3.5%	503,081	592,765	595,808	0.5%	1,256,052	3,184,955	3,289,889	3.3%	6,935,572
% of consolidated	7%	7%		7%	19%	18%		18%	100%	100%
Operating Costs	(181,152)	(183,991)	1.6%	(387,880)	(438,508)	(469,835)	7.1%	(990,481)	(2,625,969)	(2,771,712)	5.6%	(5,843,179)
% of consolidated	7%	7%		7%	17%	17%		17%	100%	100%

Operating Income	49,426	54,646	10.6%	115,201	154,257	125,974	(18.3%)	265,571	558,987	518,177	(7.3%)	1,092,394

Pg. 16

Net Financial Income

The Company’s net financial income as of September 30, 2011 was negative Ch$ 194,141 million, representing an improvement of 15.3% over the same period 2010. The latter is mainly explained by: (i) Higher financial income by Ch$ 32,614 million, mainly as a result of the increase in pension plan assets in Brazil by Ch$ 20,151 million and higher time deposits during the period mainly explained by Chilectra and Endesa Brasil and (ii) Lower expenses by Ch$ 7,028 million mainly explained by the effect of the exchange rate prevailing during this period and partially offset by a higher average debt.

The latter was partially offset by higher loss for indexed assets and liabilities of Ch$ 4,624 million, as a result of to the negative impact of inflation over U.F. denominated debt in Chile. The U.F., a non-transaction currency linked to the inflation in Chile, increased its value by 2.6% during the current period, when compared to the 1.9% increase registered during the same period 2010.

Sale of Assets

The net income from sale of assets registered a decrease of Ch$ 10,215 million, explained by the recognition of the loss generated due to the sale of CAM.

Taxes

Income tax net expense increased by Ch$ 33,358 million at the end of September 2011. The latter is explained by decreases in: CIEN by Ch$ 24,305 million; Enersis by Ch$ 7,734 million; Endesa Chile by Ch$ 7,366 million; San Isidro by Ch$ 6,730 million; Coelce by Ch$ 5,879 million; Ampla by Ch$ 5,279 million; Pangue by Ch$ 3,693 million, Edegel by Ch$ 3,417 million and Emgesa by Ch$ 2,068 million.

The latter was partially offset by decreases in Edesur by Ch$ 12,283 million; Pehuenche by Ch$ 10,262 million; Chocón by Ch$ 6,759 million and Celta by Ch$ 3,144 million.

Pg. 17

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of September 30, 2011	Var 2010-2011	Chg %	As of September 30, 2011

CURRENT ASSETS
Cash and cash equivalents	961,355	937,454	(23,901)	(2.5%)	1,796,715
Other current financial assets	7,818	45,362	37,544	480.3%	86,940
Other current non-financial assets	35,993	37,648	1,655	4.6%	72,155
Trade and other current receivables	1,038,098	1,082,709	44,611	4.3%	2,075,109
Accounts receivable from related companies	20,472	23,077	2,606	12.7%	44,230
Inventories	62,652	82,873	20,221	32.3%	158,833
Current tax assets	137,987	127,924	(10,063)	(7.3%)	245,179
Non-current assets (or disposal groups) classified as held for sale	73,893	-	(73,893)	(100.0%)	-
Total Current Assets	2,338,268	2,337,047	(1,221)	(0.1%)	4,479,160

Other non-current financial assets	62,969	40,648	(22,320)	(35.4%)	77,906
Other non-current non-financial assets	103,736	119,819	16,083	15.5%	229,644
Trade accounts receivables and other receivables, net	319,568	405,243	85,675	26.8%	776,685
Investment accounted for using equity method	14,102	14,131	29	0.2%	27,083
Intangible assets other than goodwill	1,452,586	1,489,738	37,152	2.6%	2,855,217
Goodwill	1,477,022	1,492,543	15,521	1.1%	2,860,593
Property, plant and equipment, net	6,751,941	7,268,063	516,122	7.6%	13,929,897
Investment properties	33,019	34,249	1,230	3.7%	65,642
Deferred tax assets	452,634	434,862	(17,773)	(3.9%)	833,451
Total Non-Current Assets	10,667,577	11,299,297	631,720	5.9%	21,656,119

TOTAL ASSETS	13,005,845	13,636,343	630,498	4.8%	26,135,279

Total Assets increased Ch$ 630,498 million, mainly due to:

➢  Ch$ 631,720 million increase in non-current assets, or  5.9%, as a result of:

❖  Ch$ 516,122 million increase in Property, Plant and Equipment, explained by the net effect resulting from the translation of financial statements from local currencies to Chilean pesos by Ch$ 384,480 million, and additions for the period in approximately Ch$ 358,967 million. The latter was partially offset by the depreciation for the period of Ch$ 237,833 million.

❖  Ch$ 37,152 million increase in intangible assets other than goodwill, due to exchange rates variations, explained by: the translation effect of Ch$ 21,435 million; and additions for the period of Ch$ 134,020 million. The latter was partially offset by the depreciation for the period of Ch$ 75,432 million.

❖  Ch$ 85,675 million increase in trade accounts receivables and other receivables, mainly due to the increase in Ampla by Ch$ 57,655 million and Coelce by Ch$ 10,678 million, by the appliance of IFRIC 12 interpretation, related to service concession arrangements.  Also due to increases in Costanera and Chocón for a total consideration of Ch$ 24,005 million due to FONINVEMEN II. Partially offset by decrease in Cachoeira Dourada by Ch$ 5,371 million and Chilectra by Ch$ 3,172 million.

❖  Ch$ 15,521 million increase in goodwill related to fluctuation of local currency against Chilean peso.

Pg. 18

❖  Ch$ 16,083 million increase in other non-current non financial assets, mainly explained by an increase of liens in Cachoeira by Ch$ 5,551 million and Coelce by Ch$ 9,542 million.

❖  Decrease of Ch$ 22,230 million in other non-current non financial assets, mainly explained by drop in Endesa Chile by Ch$ 20,405 million, due to MTM of derivatives and diminish in Enersis by Ch$ 2,565 million in Deutsche Bank’s deposits.

❖  Decrease of Ch$ 22,320 million in other non-current non financial assets, mainly explained by drop in Endesa Chile by Ch$ 20,405 million, due to MTM of derivatives and diminish in Enersis by Ch$ 2,565 million in cash collateral.

➢  Ch$ 1,222 million of decrease in current assets or 0.1% decrease, mainly due to:

❖  Ch$ 73,893 million decrease in non-current assets classified as held for sell, related to the selling process of the former subsidiaries CAM and Synapsis, that took place in the first quarter.

❖  Ch$ 23,901 million decrease in Cash and Cash Equivalent, primarily explained by decreases in: Endesa Chile by Ch$ 179,808 million due to debt amortizations and dividend payments; Endesa Brasil by Ch$ 92,311 million explained by a payment made to IFC and Chilectra by Ch$ 51,988 million linked to lower amount of time deposits; Edelnor by Ch$ 16,264 million; Edesur by Ch$ 8,177 million due to decreases in time deposits and Codensa by Ch$ 5,169 due to debt amortization. The above was partially compensated by increases in: Enersis by Ch$ 131,477 million, Emgesa by Ch$ 95,527 million, Cachoeira Dourada by Ch$ 38,792 million; Gas Atacama by Ch$ 17,566 million, Ampla by Ch$ 28,706 million, Edegel by Ch$ 12,339 million and Coelce by Ch$ 10,310 million.

❖  Increase in trade and other accounts receivables by Ch$44,611 million mainly due to increases in Fortaleza by Ch$78,131 million, in San Isidro by Ch$21,302 million, in Emgesa by Ch$ 14,83 million, in Endesa Chile by Ch$12,828 million and in Edelnor by Ch$8,218 million; partly offset by decreases in Coelce by Ch$43,397 million, in Chilectra bye Ch$34,765 million, in Ampla by Ch$8,959 million and in GasAtacama by Ch$8,948 million.

❖  Increase in other current financial assets by Ch$37,544 million, mainly explained by increases in Fortaleza’s time deposits held until maturity by Ch$38,971 million.

❖  Increase in inventory by Ch$20,221 million, mainly due to increases in Edelnor by Ch$4,927 million, in Codensa by Ch$3,359 million, in Enersis by Ch$2,423 million, in Celta by Ch$2,301 million, in Endesa Chile by Ch$1,913 million, in Edegel by Ch$1,528 million and in Edesur by Ch$1,347 million.

Pg. 19

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 20

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of September 30, 2011	Var 2010-2011	Chg %	As of September 30, 2011

CURRENT LIABILITIES
Other current financial liabilities	665,598	705,358	39,760	6.0%	1,351,883
Trade and other current payables	1,224,490	1,152,080	(72,410)	(5.9%)	2,208,065
Accounts payable to related companies	148,202	125,704	(22,498)	(15.2%)	240,923
Other short-term provisions	115,449	101,832	(13,617)	(11.8%)	195,171
Current tax liabilities	147,667	158,883	11,217	7.6%	304,514
Current provisions for employee benefits	5,450	-	(5,450)	(100.0%)	-
Other current non-financial liabilities	35,791	73,491	37,700	105.3%	140,851
Liabilities (or disposal groups) classified as held for sale	64,630	-	(64,630)	(100.0%)	-
Total Current Liabilities	2,407,277	2,317,348	(89,929)	(3.7%)	4,441,407

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,014,956	3,291,067	276,110	9.2%	6,307,626
Non-current payables	37,237	22,897	(14,340)	(38.5%)	43,885
Accounts payable to related companies	1,084	-	(1,084)	(100.0%)	-
Other-long term provisions	225,522	213,814	(11,708)	(5.2%)	409,795
Deferred tax liabilities	555,924	562,265	6,341	1.1%	1,077,631
Non-current provisions for employee benefits	215,819	228,376	12,557	5.8%	437,703
Other non-current non-financial liabilities	33,997	89,782	55,785	164.1%	172,075
Total Non-Current Liabilities	4,084,540	4,408,201	323,661	7.9%	8,448,714

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	-	0.0%	5,414,142
Retained earnings (losses)	2,103,690	2,210,958	107,269	5.1%	4,237,500
Share premium	158,760	158,760	-	0.0%	304,277
Other equity changes	-	-	-		-
Reserves	(1,351,787)	(1,297,803)	53,984	4.0%	(2,487,357)
			-
Equity Attributable to Shareholders of the Company	3,735,545	3,896,797	161,253	4.3%	7,468,563
Equity Attributable to Minority Interest	2,778,483	3,013,997	235,514	8.5%	5,776,596
Total Shareholders' Equity	6,514,028	6,910,794	396,766	6.1%	13,245,159

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,005,845	13,636,343	630,498	4.8%	26,135,279

The Company’s total liabilities and shareholders’ equity increased by Ch$ 630,498 million, when compared to the period ended on December 31, 2010, due to Ch$ 323,661 million increase in non-current liabilities and the Ch$ 396,766 million increase in shareholders’ equity. The latter was partially offset by the Ch$ 89,929 million decrease of current liabilities. The detail is explained as follows:

➢  Non-current liabilities increased by Ch$ 323,661 million, or 7.9%, mainly due to:

❖  Other non-current financial liabilities (financial debt and derivatives) increased by Ch$276,110 million, mainly in Emgesa by Ch$155,746 million, due to the issuance of a bond in local currency in the international capital market, in Endesa Chile by Ch$69,215 million, due to the effect of debt in US$ and UF, in Ampla by Ch$36,340 million, in Codensa by Ch$23,007 million, in Costanera by Ch$18,974 million, in Edegel by Ch$15,942 million and in Edesur by Ch$9,376 million. This increase was partially offset by the decrease in Cien by Ch$28,345 million following a loan repayment, and in Coelce by Ch$20,188 million.

❖  Other non-current non-financial liabilities increased by Ch$55,785 million, mainly in Emgesa and Codensa by Ch$22,023 million and Ch$14,393 million respectively, due to the recording of the equity tax impact as of January 2, 2011. Also due to increases in Cien of Ch$5,294 million, Cachoeira Dourada of Ch$3,499 million and in Ampla of Ch$2,658 million.

Pg. 21

➢  Current liabilities declined by Ch$89,929 million, equivalent to 3.7%, mainly explained by the following changes:

❖  Decrease in current trade and other accounts payable for Ch$72,410 million, basically relating to decreases in Ampla of Ch$72,457 million, in Endesa Chile of Ch$54,393 million, in Codensa of Ch$53,706 million, in Emgesa of Ch$35,639 million, in Cien of Ch$27,078 million and in Enersis of Ch$19,146 million. This was partially offset by increases in CGTF of Ch$135,130 million, Edesur of Ch$53,732 million, Costanera of Ch$12,955 million and Edelnor of Ch$1,526 million.

❖  Reduction in liabilities included in groups of assets for disposal classified as held for sale, of Ch$64,630 million, as a result of the sale of the liabilities of CAM and Synapsis during the third quarter of 2011.

The above was partially offset by:

❖  An increase in other financial liabilities, current, (financial debt and derivatives) of Ch$39,760 million, mainly in Emgesa by Ch$104,803 million, due to the transfer from long term and bond issued, in Ampla by Ch$19,043 million and in Edelnor by Ch$16,427 million. This was partially compensated by the decrease in Endesa Brasil by Ch$51,906 million due to the payment to IFC, in Codensa by Ch$39,502 million following the repayment of domestic bonds and in Edegel by Ch$12,887 million.

Equity increases by Ch$396,766 million with respect to December 2010:

❖  The equity attributable to owners of the controller increases by Ch$161,252 million, mainly explained by the effect of the comprehensive result for the period of Ch$349,778 million, primarily driven by the result of the dominant of Ch$319,026 million, positive translation reserves of Ch$75,876 million, negative hedge reserve of Ch$44,527 million and negative other reserves of Ch$597 million, less dividends of Ch$193,034 million.

❖  Non-controller participations increase by Ch$235,514 million, mainly explained by the effect of the comprehensive result for the period of Ch$499,654 million, principally driven by the result for the period of the non-controllers of Ch$368,766 million and other comprehensive results of the period of Ch$130,888 million, partially offset by the reduction in other equity movements of Ch$264,140 million.

Pg. 22

Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	12,049.5	84,967.5	425,062.5	736,164.9	225,839.6	421,594.3	1,127,076.6	3,032,754.7
Enersis	2,116.4	4,414.4	4,668.3	541,517.4	5,220.5	404,862.1	37,411.0	1,000,210.1
Chilectra	16.4	-	-	-	-	-	-	16.4
Endesa Chile	9,916.7	80,553.1	420,394.2	194,647.5	220,619.1	16,732.2	1,089,665.6	2,032,528.3
Argentina	61,841.4	112,069.4	97,783.1	60,490.4	35,175.0	-	17,077.1	384,436.4
Edesur	8,096.8	25,120.4	43,957.5	7,152.6	-	-	-	84,327.3
Costanera	53,469.6	56,320.2	24,994.8	27,960.0	27,341.9	-	17,077.1	207,163.5
Chocón	-	30,628.7	28,830.9	25,377.8	7,833.2	-	-	92,670.6
Hidroinvest	275.0	-	-	-	-	-	-	275.0
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	27,836.6	127,679.0	146,015.0	104,561.5	82,369.8	95,300.8	160,938.0	744,700.7
Edelnor	7,389.0	67,815.9	95,299.0	54,781.6	48,651.3	37,937.3	32,455.8	344,329.9
Edegel	20,447.6	59,863.0	50,716.0	49,780.0	33,718.5	57,363.5	128,482.2	400,370.9
Brazil	142,833.6	531,173.7	222,341.7	156,983.6	102,760.4	99,978.7	145,193.0	1,401,264.7
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	21,642.8	119,688.5	98,466.5	96,491.8	10,621.6	10,474.5	33,092.9	390,478.6
Ampla	58,556.7	287,928.6	109,507.7	45,083.6	75,614.4	81,835.2	99,926.1	758,452.2
Cachoeira	-	-	-	-	-	-	-	-
Cien	56,278.8	110,159.6	-	-	-	-	-	166,438.4
Fortaleza	6,355.3	13,397.0	14,367.5	15,408.3	16,524.4	7,669.0	12,174.1	85,895.6
Colombia	161,871.4	176,872.8	125,842.0	204,511.5	130,541.5	75,714.1	992,950.8	1,868,304.0
Codensa	-	17,607.4	125,842.0	130,541.5	-	75,714.1	246,201.2	595,906.2
Emgesa	161,871.4	159,265.3	-	73,970.0	130,541.5	-	746,749.5	1,272,397.8
TOTAL	406,432.5	1,032,762.3	1,017,044.3	1,262,712.0	576,686.4	692,587.8	2,443,235.5	7,431,460.6

Debt Maturity with Third Parties, Million Ch$
Table 7.1
(Million Ch$)	2011	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	6,287	44,333	221,781	384,101	117,834	219,971	588,063	1,582,370
Enersis	1,104	2,303	2,436	282,542	2,724	211,241	19,520	521,870
Chilectra	9	-	-	-	-	-	-	9
Endesa Chile	5,174	42,029	219,345	101,559	115,110	8,730	568,544	1,060,492
Argentina	32,266	58,473	51,019	31,561	18,353	-	8,910	200,584
Edesur	4,225	13,107	22,935	3,732	-	-	-	43,999
Costanera	27,898	29,386	13,041	14,588	14,266	-	8,910	108,090
Chocón	-	15,981	15,043	13,241	4,087	-	-	48,352
Hidroinvest	143	-	-	-	-	-	-	143
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	14,524	66,618	76,185	54,556	42,977	49,724	83,971	388,555
Edelnor	3,855	35,384	49,723	28,583	25,384	19,794	16,934	179,658
Edegel	10,669	31,234	26,462	25,973	17,593	29,930	67,037	208,897
Brazil	74,525	277,145	116,009	81,908	53,616	52,165	75,756	731,124
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	11,292	62,449	51,376	50,346	5,542	5,465	17,267	203,736
Ampla	30,553	150,230	57,137	23,523	39,453	42,698	52,137	395,730
Cachoeira	-	-	-	-	-	-	-	-
Cien	29,364	57,477	-	-	-	-	-	86,841
Fortaleza	3,316	6,990	7,496	8,039	8,622	4,001	6,352	44,817
Colombia	84,458	92,285	65,659	106,706	68,111	39,505	518,082	974,806
Codensa	-	9,187	65,659	68,111	-	39,505	128,458	310,920
Emgesa	84,458	83,098	-	38,595	68,111	-	389,624	663,886
TOTAL	212,060	538,854	530,653	658,833	300,892	361,365	1,274,783	3,877,439

Pg. 23

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2010	As of September 30, 2011	Var 2010-2011	Chg %
Liquidity	Times	0.97	1.01	0.04	4.1%
Acid ratio test *	Times	0.94	0.96	0.02	2.1%
Working capital	Million Ch$	(69,010)	19,698	88,708	128.5%
Working capital	Thousand US$	(132,263)	37,754	170,016	128.5%
Leverage **	Times	1.00	0.97	(0.03)	(3.0%)
Short-term debt	%	37.0	34.0	(3.00)	(8.1%)
Long-term debt	%	63.0	66.0	3.00	4.8%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	9M 2010	9M 2011	Var 2010-2011	Chg %
Financial expenses coverage *	Times	5.07	4.61	(0.47)	(9.2%)
Op. income / Op. rev.	%	26.70	24.74	(1.96)	(7.3%)
ROE **	%	12.96	12.19	(0.76)	(5.9%)
ROA **	%	7.70	7.53	(0.17)	2.5%
* EBITDA / Financial costs ** Annualized figures

The current ratio at September 2011 was 1.01:1, a slight increase of 0.04 times, equivalent to 4.1%, with respect to December 2010. This reflects a company with a solid liquidity position, maintaining its bank debt, financing its investments with cash generation and a satisfactory debt maturity structure.

The debt ratio is 0.97:1 as of September 30, 2011, reducing by 3.0% with respect to December 2010.

The financial cost coverage shows a fall of 0.47 times, equivalent to 9.2%, passing from 5.07:1 at September 2010 to 4.61:1 at September 2011. This is the result of the fall in the company’s EBITDA in this current period.

The profitability indicator, being operating income over ordinary revenues, declined by 7.3% to 24.7% at September 2011.

On the other hand, the annualized return on equity of the owners of the controller (dominant) is 12.2%, with a fall of 5.9% with respect to September 2010 when it was 13.0%. This was the result of the lower result reported for the period, added to the increase of the equity of the owners.

The annualized return on assets passed from 7.7% as of September 2010 to 7.5% in September 2011 as a result of the decline in the result for the present period and the increase in assets.

Pg. 24

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 2010-2011	Chg %	9M 2011

Net Income	781,773	687,791	(93,982)	(12.0%)	1,449,966

Adjustments to reconcile net income
Income tax expense	283,192	316,550	33,358	11.8%	667,334
Decrease (increse) in inventories	13,709	(11,103)	(24,813)	(181.0%)	(23,407)
Decrease (increase) in trade accounts receivable	(184,575)	(25,996)	158,578	85.9%	(54,804)
Decrease (increase) in other operating accounts receivable	(101,475)	(121,111)	(19,636)	(19.4%)	(255,319)
Decrease (increase) in trade accounts payable	(6,585)	(153,940)	(147,355)	(2237.8%)	(324,527)
Decrease (increase) in other operating accounts payable	339,910	324,528	(15,382)	(4.5%)	684,154
Depreciation and amortization expense	355,185	313,265	(41,920)	(11.8%)	660,409
(Reversal of) Impairment losses	32,617	(1,048)	(33,665)	(103.2%)	(2,210)
Provisions	(10,822)	(21,619)	(10,797)	(99.8%)	(45,576)
Unrealized foreign currency exchange differences	(9,319)	(9,277)	42	0.4%	(19,557)
Non-distributed gains from associates	(1,348)	(5,848)	(4,500)	(333.8%)	(12,328)
Minority interest	-	-	-		-
Other non-cash	(13,744)	115,111	128,856	937.5%	242,672
Total adjustments to Reconcile to Operating Income	696,746	719,513	22,767	3.3%	1,516,839

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(341,634)	(312,802)	28,832	8.4%	(659,433)
Other inflows (outflows) of cash	(1,139)	(21,941)	(20,802)	(1825.9%)	(46,256)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,135,745	1,072,561	(63,184)	(5.6%)	2,261,117

Net Cash Flows provided by (used in) Investing Activities
Cash flows from loss of control of subsidiaries or other businesses.	-	12,662	12,662		26,694
Acquisitions of associates	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-
Loans to related companies	-	-	-		-
Proceeds from sales of property, plant and equipment	4,129	3,579	(550)	(13.3%)	7,545
Purchase of property, plant and equipment	(302,451)	(355,826)	(53,375)	(17.6%)	(750,134)
Proceeds from sales of intangible assets	1,414	7,591	6,177	437.0%	16,003
Acquisitions of intangible assets	(124,451)	(133,280)	(8,829)	(7.1%)	(280,974)
Proceeds from other long term assets.	-
Purchase of other long-term assets	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	-	(1,259)	(1,259)		(2,653)
Dividends received	2,545	4,013	1,468	57.7%	8,459
Interest received	5,871	15,456	9,584	163.2%	32,583
Other inflows (outflows) of cash	(7,244)	6,291	13,535	186.8%	13,261
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(420,188)	(440,774)	(20,585)	(4.9%)	(929,216)

Cash Flows provided by (used in) Financing Activities
Proceeds from long-term borrowings	202,432	491,956	289,524	143.0%	1,037,116
Repayments of borrowings	-	-	-		-
Payments of loans	(549,880)	(448,529)	101,351	18.4%	(945,566)
Payments of finance lease liabilities	(20,834)	(8,640)	12,194	58.5%	(18,215)
Repayment of loans to related companies	-	-	-		-
Dividends paid	(455,921)	(566,338)	(110,417)	(24.2%)	(1,193,923)
Interest paid	(197,875)	(186,251)	11,625	5.9%	(392,644)
Other financing proceeds (payments)	(81,046)	(5,251)	75,795	93.5%	(11,070)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,103,125)	(723,053)	380,072	34.5%	(1,524,303)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(387,568)	(91,266)	296,302	76.5%	(192,401)

Effect of exchange rate changes on cash and cash equivalents	6,371	67,365	60,993	957.3%	142,015
Net Increase (Decrease) in Cash and Cash Equivalents	(381,196)	(23,901)	357,295	93.7%	(50,387)
Cash and cash equivalents at end of period	1,134,901	961,355	(173,546)	(15.3%)	2,026,679
Ending Balance of Cash and Cash Equivalents	753,705	937,454	183,749	24.4%	1,976,292

Pg. 25

The company generated a negative net cash flow during the period of Ch$91,266 million, comprising the following:

Operating activities to September 30, 2011 generated a net positive flow of Ch$1,072,561 million, a fall of 5.6% compared to the same period of the year before. This flow comprises mainly the earnings for the period of Ch$687,791 million, which is adjusted to reconcile the result of Ch$514,120 million. This adjustment includes the amortization, depreciation and impairment of assets of Ch$312,217 million and interest expenses of Ch$203,418 million. This is partly compensated by the reduction in working capital of Ch$185,682 million.

Investment activities generated a negative net cash flow of Ch$440,774 million, representing a reduction in cash of 4.9% or Ch$20,586 million compared to the same period of 2010. These disbursements relate mainly to the acquisition of properties, plant and equipment of Ch$355,826 million and the incorporation of intangible assets (IFRIC 12) of Ch$133,280 million, compensated partly by the net cash flow from the sale of CAM and Synapsis of Ch$12,662 million.

Financing activities generated a net negative cash flow of Ch$723,053 million, principally the payment of dividends for Ch$566,338 million, loan repayments of Ch$448,529 million and interest payments of Ch$186,251 million. This is partially offset by loan drawings of Ch$491,956 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011	9M 2010	9M 2011
Argentina	1,481.6	1,293.5	8,663.3	-	-	-	-	-	10,144.9	1,293.5
Peru	-	-	46,892.5	61,600.7	-	-	-	-	46,892.5	61,600.7
Brazil	-	-	178,619.5	172,779.9	-	-	-	-	178,619.5	172,779.9
Colombia	-	-	141,036.6	27,664.4	59,462.9	-	-	-	200,499.5	27,664.4
Others	-	-	-	-	-	-	-	-	-	-
Total	1,481.6	1,293.5	375,211.8	262,045.0	59,462.9	-	-	-	436,156.4	263,338.6

Source: Internal Financial Report

Pg. 26

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	9M 2010	9M 2011	9M 2011	9M 2010	9M 2011	9M 2011
Endesa Chile	174,729	195,400	411,932	148,127	124,390	262,233
Cachoeira	4,701	1,799	3,793	5,501	5,538	11,675
Endesa Fortaleza	1,870	5,521	11,639	6,007	6,072	12,801
Cien	1,884	1,450	3,057	23,587	7,876	16,604
Chilectra S.A.	23,091	18,445	38,885	15,824	16,151	34,049
Edesur	34,787	57,399	121,006	10,572	9,729	20,510
Edelnor	15,435	24,056	50,714	15,383	14,596	30,771
Ampla (*)	71,820	89,003	187,631	40,179	42,547	89,695
Coelce (*)	53,535	41,739	87,992	28,385	30,212	63,691
Codensa	38,305	48,078	101,356	44,082	44,550	93,918
Cam Ltda.	702	46	97	1,316	294	620
Inmobiliaria Manso de Velasco Ltda.	521	1,922	4,052	214	198	417
Synapsis	2,237	488	1,029	2,343	478	1,008
Enersis holding and investment companies	174	777	1,638	575	886	1,868
Total	423,791	486,123	1,024,819	342,095	303,517	639,859
(*) Includes concessions intangible assets.

Pg. 27

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

Pg. 28

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 55% as of September 30, 2011 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	Sep. 30th 2011	Sep. 30th 2010
	%	%
Fixed Interest Rate	55%	51%
Variable Interest Rate	45%	49%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption As of September 30th 2011 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Pg. 29

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of September 30, 2011, the Enersis Group held liquidity in the amount of Ch$ 937,454 million in Cash and Cash Equivalent and Ch$ 385,060 million in committed long term credit lines. As of December 31st, 2010, the Enersis Group held liquidity in the amount of Ch$ 961,355 million in Cash and Cash Equivalent and Ch$ 242,750 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits set for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international risk agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 90% of operations are conducted with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

Pg. 30

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Sep. 30th 2011	Sep. 30th 2010
	Th Ch$	Th Ch$
Interest Rate	58,886,502	38,847,459
Exchange Rate	2,003,543	539,575
Correlation	(3,497,613)	(2,695,024)
Total	57,392,432	36,692,010

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and

Pg. 31

Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans executed in 2006, and in local credit lines executed in 2009.

Pg. 32

Argentina

Generation

In Argentina, operating income to the close of September 2011 was Ch$25,435 million, which represents a reduction of 32.2% compared to the previous year. This is basically explained by higher fuel costs, energy purchases and transport expenses. This is partly compensated by larger revenues which grew by 12.9% due to a 7.4% rise in physical sales.

Endesa Costanera

The operating income of Endesa Costanera reached Ch$9,930 million to September 2011, 28.7% greater than the result for the same period of the previous year. This increase is mainly explained by a 20.2% increase in physical sales, partially offset by a rise in the costs of fuel consumption.

The effect of translating the financial statements from the Argentine peso to the Chilean peso in both periods produces a fall in Chilean pesos of 12.4% at September 2011, with respect to September 2010.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	252,614	306,738	54,124	21.4%	646,650
Procurement and Services	(220,925)	(271,307)	(50,382)	(22.8%)	(571,955)
Contribution Margin	31,689	35,432	3,743	11.8%	74,695
Other Costs	(12,596)	(15,637)	(3,040)	(24.1%)	(32,964)
Gross Operating Income (EBITDA)	19,093	19,795	702	3.7%	41,731
Depreciation and Amortization	(11,380)	(9,865)	1,515	13.3%	(20,796)
Operating Income	7,713	9,930	2,217	28.7%	20,935
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	5,910	7,090	1,181	20.0%
GWh Sold	5,957	7,158	1,201	20.2%
Market Share*	7.2%	8.2%	1.0 pp.
(*)As percentage of total sales of the system

Pg. 33

El Chocon

The operating income of El Chocón was Ch$16,533 million to September 2011, reflecting a fall of 37.7% compared to the same period of 2010. This is mainly explained by a 21.4% reduction in physical sales.

The effect of translating the financial statements from the Argentine peso to the Chilean peso in both periods produces a fall in Chilean pesos of 12.4% at September 2011, with respect to September 2010.

Table 13
El Chocón	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	45,381	34,696	(10,685)	(23.5%)	73,145
Procurement and Services	(12,840)	(12,643)	196	1.5%	(26,654)
Contribution Margin	32,541	22,053	(10,488)	(32.2%)	46,491
Other Costs	(3,642)	(3,425)	216	5.9%	(7,221)
Gross Operating Income (EBITDA)	28,900	18,627	(10,272)	(35.5%)	39,269
Depreciation and Amortization	(2,357)	(2,095)	263	11.1%	(4,416)
Operating Income	26,543	16,533	(10,010)	(37.7%)	34,854
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	2,395	1,703	(692)	(28.9%)
GWh Sold	2,646	2,079	(567)	(21.4%)
Market Share*	3.2%	2.4%	(0.8) pp.
(*)As percentage of total sales of the system

Pg. 34

Distribution

Edesur

In Argentina, our subsidiary Edesur saw a decline in its operating income of Ch$33,346 million, from Ch$13,044 million to September 2010 to a loss of Ch$20,302 million in the present period. This is mainly explained by the increase in personnel costs of Ch$17,954 million, principally related to wage increases under labor agreements, and an increase in other fixed operating costs of Ch$6,515 million, partially offset by an increase in physical sales which rose by 3.5% to 13,064 GWh to September 2011. Energy losses remained at 10.6% and the number of customers passed 2.3 million.

The effect of translating the financial statements from the Argentine peso to the Chilean peso in both periods produces a fall in Chilean pesos of 12.4% to September 2011 compared to the same period of last year.

Table 14
Edesur	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	222,307	205,924	(16,383)	(7.4%)	434,119
Procurement and Services	(107,637)	(103,825)	3,812	3.5%	(218,877)
Contribution Margin	114,670	102,100	(12,570)	(11.0%)	215,242
Other Costs	(89,482)	(111,280)	(21,798)	(24.4%)	(234,596)
Gross Operating Income (EBITDA)	25,188	(9,181)	(34,368)	(136.4%)	(19,354)
Depreciation and Amortization	(12,143)	(11,122)	1,022	8.4%	(23,446)
Operating Income	13,044	(20,302)	(33,346)	(255.6%)	(42,800)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	2,354	2,367	13	0.6%
GWh Sold	12,623	13,064	441	3.5%
Clients/Employee	898	830	(67)	(7.5%)
Energy Losses %	10.6%	10.6%	0.0%

Pg. 35

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 420,987 million, 14.4 % higher than the Ch$ 367,843 million reported as of September 30, 2010.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 2010-2011	Chg %	9M 2011
Sales	1,423,250	1,460,357	37,108	2.6%	3,078,649
Other operating income	138,814	142,014	3,200	2.3%	299,387
Total Revenues	1,562,063	1,602,371	40,308	2.6%	3,378,036
Procurements and Services	(866,676)	(914,674)	(47,998)	(5.5%)	(1,928,268)
Contribution Margin	695,387	687,697	(7,690)	(1.1%)	1,449,767
Other Costs	(199,364)	(186,769)	12,594	6.3%	(393,738)
Gross Operating Income (EBITDA)	496,023	500,928	4,904	1.0%	1,056,030
Depreciation and Amortization	(128,181)	(79,941)	48,239	37.6%	(168,528)
Operating Income	367,843	420,987	53,144	14.4%	887,502
Net Financial Income	(69,411)	(43,681)	25,730	37.1%	(92,085)
Financial income	73,769	99,981	26,212	35.5%	210,775
Financial expenses	(142,249)	(149,171)	(6,922)	(4.9%)	(314,475)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(931)	5,510	6,441	691.6%	11,615
Gains	27,012	16,085	(10,927)	(40.5%)	33,910
Losses	(27,944)	(10,576)	17,368	62.2%	(22,295)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	12	-	(12)	(100.0%)	-
Net Income before Taxes	298,444	377,306	78,862	26.4%	795,417
Income Tax	(50,843)	(85,916)	(35,073)	(69.0%)	(181,124)
NET INCOME	247,601	291,390	43,789	17.7%	614,293
Net Income Attributable to Owners of the Company	163,584	208,569	44,985	27.5%	439,695
Net Income Attributable to Minority Interest	84,017	82,821	(1,196)	(1.4%)	174,598

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$166,757 million, which is 51.3% higher than in the same period of the year before when operating income was Ch$110,232 million.

Cachoeira

The operating income of our subsidiary Cachoeira Dourada increased by Ch$4,442 million, principally due to a 7.9% increase in average sale prices, expressed in local currency. Physical energy sales declined by 98 GWh to 2,848.8 GWh to September 2011.

The effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produces a fall in Chilean pesos of 0.5% at September 2011, with respect to September 2010.

Pg. 36

Table 16
Cachoeira	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	86,727	90,531	3,805	4.4%	190,854
Procurement and Services	(19,598)	(19,653)	(55)	(0.3%)	(41,432)
Contribution Margin	67,129	70,878	3,750	5.6%	149,422
Other Costs	(4,848)	(4,084)	764	15.8%	(8,610)
Gross Operating Income (EBITDA)	62,281	66,794	4,514	7.2%	140,812
Depreciation and Amortization	(5,524)	(5,595)	(71)	(1.3%)	(11,795)
Operating Income	56,757	61,199	4,442	7.8%	129,017
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	2,490	2,047	(443)	(17.8%)
GWh Sold	2,947	2,849	(98)	(3.3%)
Market Share*	1.0%	0.9%	(0.1) pp.
(*)As percentage of total sales of the system

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF) was Ch$39,723 million, a reduction of Ch$5,309 million with respect to the same period of 2010. This reduction is mainly due to lower sale prices and a fall in physical sales which declined by 198 GWh to 2,012.3 GWh to September 2011.

The effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produces a fall in Chilean pesos of 0.5% at September 2011, with respect to September 2010.

Table 17
Fortaleza	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	109,832	98,999	(10,833)	(9.9%)	208,705
Procurement and Services	(53,299)	(48,573)	4,726	8.9%	(102,398)
Contribution Margin	56,533	50,427	(6,106)	(10.8%)	106,307
Other Costs	(5,474)	(4,583)	891	16.3%	(9,662)
Gross Operating Income (EBITDA)	51,059	45,844	(5,215)	(10.2%)	96,646
Depreciation and Amortization	(6,027)	(6,120)	(93)	(1.5%)	(12,903)
Operating Income	45,031	39,723	(5,308)	(11.8%)	83,743
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	1,121	348	(773)	(69.0%)
GWh Sold	2,210	2,012	(198)	(8.9%)
Market Share*	0.7%	0.6%	(0.1) pp.
(*)As percentage of total sales of the system

Pg. 37

Transmission

CIEN

On the other hand, Cien produced an increase in operating income of Ch$56,930 million to reach Ch$68,631 million at September 2011. This is basically due to the start of the toll charge (RAP) in Cien from April 2011 and reduced depreciation, amortization and impairment of assets in the period.

The effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produces a fall in Chilean pesos of 0.5% at September 2011, with respect to September 2010.

Table 18
Cien	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	46,455	38,860	(7,595)	(16.4%)	81,922
Procurement and Services	(496)	21,116	21,612	4357.4%	44,515
Contribution Margin	45,959	59,975	14,016	30.5%	126,437
Other Costs	(8,734)	(4,362)	4,372	50.1%	(9,195)
Gross Operating Income (EBITDA)	37,225	55,614	18,388	49.4%	117,242
Depreciation and Amortization	(25,525)	13,017	38,542	151.0%	27,442
Operating Income	11,701	68,631	56,930	486.6%	144,684
Figures may differ from those accounted under Brazilian GAAP.

Pg. 38

Distribution

In Brazil, the operating income of our distribution subsidiaries was Ch$259,951 million, which is 0.3% lower than that obtained to September 2010.

Ampla

The operating income of Ampla was Ch$128,331 million, representing an increase of Ch$14.214 million in the same period of the previous year. This increase is mainly due to a higher unit energy sale margin of 2.0% in local currency, an increase of 4.3% in physical sales to 7,627 GWh and a reduced charge for depreciation, amortization and impairment of Ch$14,037 million. Energy losses declined by 1.3 p.p., moving from 21.1% to 19.8%. The number of customers of Ampla rose by 67 thousand to over 2.6 million.

The effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produces a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 19
Ampla	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	766,439	829,718	63,279	8.3%	1,749,169
Procurement and Services	(490,011)	(555,716)	(65,704)	(13.4%)	(1,171,531)
Contribution Margin	276,428	274,003	(2,425)	(0.9%)	577,638
Other Costs	(100,823)	(98,219)	2,603	2.6%	(207,061)
Gross Operating Income (EBITDA)	175,606	175,783	178	0.1%	370,578
Depreciation and Amortization	(61,489)	(47,452)	14,037	22.8%	(100,036)
Operating Income	114,117	128,332	14,215	12.5%	270,542
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	2,554	2,621	67	2.6%
GWh Sold	7,309	7,627	318	4.4%
Clients/Employee	2,189	2,197	8	0.4%
Energy Losses %	21.1%	19.8%	(1.3) pp.

Pg. 39

Coelce

On the other hand, the operating income of Coelce decreased by 10.2% or Ch$14.941 million, to Ch$131,620 million. This fall in operating income is due principally to the lower unit energy sale margin of 4.2% in local currency and a higher charge for depreciation, amortization and impairment of Ch$4,136 million. Physical sales rose by 0.2% to 6,566 GWh at September 2011. Energy losses increased to 12.0% at September 2011. The number of customers in Coelce rose by 131 thousand, almost reaching a total of 3.2 million.

The effect of translating the financial statements from the Brazilian real to the Chilean peso in both periods produces a fall in Chilean pesos of 0.5% to September 2011 compared to the same period of 2010.

Table 20
Coelce	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	649,803	641,796	(8,007)	(1.2%)	1,353,002
Procurement and Services	(401,428)	(409,831)	(8,402)	(2.1%)	(863,984)
Contribution Margin	248,375	231,966	(16,410)	(6.6%)	489,018
Other Costs	(72,429)	(66,826)	5,603	7.7%	(140,878)
Gross Operating Income (EBITDA)	175,947	165,140	(10,807)	(6.1%)	348,139
Depreciation and Amortization	(29,385)	(33,521)	(4,136)	(14.1%)	(70,668)
Operating Income	146,562	131,619	(14,943)	(10.2%)	277,472
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	3,059	3,190	131	4.3%
GWh Sold	6,555	6,566	10	0.2%
Clients/Employee	2,353	2,468	114	4.9%
Energy Losses %	11.9%	12.0%	0.0 pp.

Pg. 40

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 2010-2011	Chg %	9M 2011
Sales	1,816,390	1,791,612	(24,778)	(1.4%)	3,776,983
Other operating income	32,870	12,368	(20,502)	(62.4%)	26,073
Total Revenues	1,849,260	1,803,980	(45,280)	(2.4%)	3,803,056
Procurements and Services	(935,999)	(977,776)	(41,778)	(4.5%)	(2,061,297)
Contribution Margin	913,261	826,203	(87,058)	(9.5%)	1,741,759
Other Costs	(125,676)	(161,788)	(36,112)	(28.7%)	(341,073)
Gross Operating Income (EBITDA)	787,585	664,416	(123,170)	(15.6%)	1,400,686
Depreciation and Amortization	(151,359)	(133,754)	17,605	11.6%	(281,973)
Operating Income	636,227	530,662	(105,565)	(16.6%)	1,118,713
Net Financial Income	(92,347)	(101,126)	(8,779)	(9.5%)	(213,188)
Financial income	7,705	10,185	2,480	32.2%	21,472
Financial expenses	(108,658)	(100,967)	7,691	7.1%	(212,853)
Income (Loss) for indexed assets and liabilities	(3,086)	(3,880)	(794)	(25.7%)	(8,180)
Foreign currency exchange differences, net	11,691	(6,464)	(18,155)	(155.3%)	(13,626)
Gains	24,373	12,339	(12,034)	(49.4%)	26,012
Losses	(12,682)	(18,802)	(6,121)	(48.3%)	(39,638)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	67,543	90,136	22,594	33.5%	190,021
Net Income from Other Investments	139	376	237	171.1%	792
Net Income from Sales of Assets	833	711	(122)	(14.7%)	1,499
Net Income before Taxes	612,394	520,759	(91,635)	(15.0%)	1,097,837
Income Tax	(148,961)	(149,693)	(733)	(0.5%)	(315,576)
NET INCOME	463,434	371,066	(92,368)	(19.9%)	782,262
Net Income Attributable to Owners of the Company	351,525	278,006	(73,519)	(20.9%)	586,078
Net Income Attributable to Minority Interest	111,909	93,060	(18,849)	(16.8%)	196,184

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The operating income in Chile to September 30, 2011 amounted to Ch$ 245,359 million, representing a fall of 29.9% compared to the same period of the year before. This is mainly explained by a 7.8% reduction in operating revenues and a 5.8% increase in procurement and service costs, mainly due to higher energy purchase costs, partially compensated by reduced fuel consumption costs and transport expenses.

Revenues declined due principally to a 1.9% reduction in physical sales as a result of the lower hydroelectric availability which produced fewer sales on the spot market, partially offset by larger sales to non-regulated customers, plus a 3.9% reduction in average energy sale prices expressed in pesos.

Pg. 41

The EBITDA of the Chilean business, or gross operating margin, amounted to Ch$ 313,057 million to September 30, 2011, which represents a fall of 26.2% compared to the same period of 2010.

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	984,721	908,325	(76,396)	(7.8%)	1,914,884
Procurement and Services	(500,645)	(529,538)	(28,893)	(5.8%)	(1,116,344)
Contribution Margin	484,076	378,788	(105,289)	(21.8%)	798,541
Other Costs	(59,612)	(65,730)	(6,119)	(10.3%)	(138,569)
Gross Operating Income (EBITDA)	424,465	313,057	(111,408)	(26.2%)	659,971
Depreciation and Amortization	(74,565)	(67,698)	6,868	9.2%	(142,717)
Operating Income	349,900	245,360	(104,540)	(29.9%)	517,254

Table 22.1
Chilean Electricity Business	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	15,431	14,499	(932)	(6.0%)
GWh Sold	16,005	15,697	(308)	(1.9%)
Market Share*	39.6%	36.4%	(3.2) pp.
(*)As percentage of total sales of the system

Distribution

Chilectra

In Chile, our subsidiary Chilectra reports operating income of Ch$97,909 million which represents an increase of Ch$16,328 million over the same period of the year before, or the equivalent of 20.0%. This is mainly explained by a higher energy business margin of Ch$20,888 million as a result of greater demand for electricity in the current period and a larger margin from other businesses associated with the reduced activity during 2010, especially with large customers, and businesses of network transfers following the earthquake of February 27, 2010. This is partially offset by an increase in personnel costs of Ch$2,729 million related to a larger payment in variable remuneration. Energy losses declined by 0.6 p.p. with respect to the same period of 2010, reaching 5.4%. Physical energy sales fell by 4.9% to 10,223 GWh to September 2011. The number of customers rose by 24 thousand, exceeding 1.6 million in the current period.

Pg. 42

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	9M 2010	9M 2011	Var 2010-2011	Chg %	9M 2011
Sales	713,320	769,463	56,143	7.9%	1,622,142
Other operating income	9,742	8,542	(1,200)	(12.3%)	18,007
Total Revenues	723,062	778,005	54,943	7.6%	1,640,150
Procurements and Services	(555,336)	(592,284)	(36,948)	(6.7%)	(1,248,621)
Contribution Margin	167,726	185,721	17,995	10.7%	391,528
Other Costs	(63,846)	(63,785)	61	0.1%	(134,468)
Gross Operating Income (EBITDA)	103,880	121,937	18,057	17.4%	257,061
Depreciation and Amortization	(22,299)	(24,027)	(1,728)	(7.7%)	(50,653)
Operating Income	81,581	97,909	16,329	20.0%	206,407
Net Financial Income	(531)	8,005	8,536	1608.4%	16,876
Financial income	7,026	12,510	5,483	78.0%	26,373
Financial expenses	(6,245)	(3,934)	2,311	37.0%	(8,294)
Income (Loss) for indexed assets and liabilities	9	2	(7)	(79.2%)	4
Foreign currency exchange differences, net	(1,321)	(572)	748	56.7%	(1,206)
Gains	673	698	26	3.8%	1,472
Losses	(1,993)	(1,270)	723	36.3%	(2,678)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	49,934	47,616	(2,318)	(4.6%)	100,383
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(3)	2	5	164.0%	5
Net Income before Taxes	130,981	153,533	22,552	17.2%	323,671
Income Tax	(21,237)	(22,105)	(868)	(4.1%)	(46,601)
NET INCOME	109,744	131,428	21,684	19.8%	277,070
Net Income Attributable to Owners of the Company	109,743	131,428	21,684	19.8%	277,069
Net Income Attributable to Minority Interest

Table 23.1
Chilectra	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	1,606	1,630	24	1.5%
GWh Sold	9,749	10,223	473	4.9%
Clients/Employee	2,202	2,286	84	3.8%
Energy Losses %	6.0%	5.4%	(0.6) pp.

Pg. 43

Colombia

Generation

Emgesa

The operating result in Colombia was Ch$174,413 million to the close of September 2011, representing a 9.6% fall compared to the same period of 2010. The principal impact is from the reform of the equity tax promulgated by the Colombian government, which meant the booking on January 1, 2011 of the whole amount payable for this concept over the period 2011-2014, including a surcharge of 25%, resulting in the effective tax rate rising from 4.8% to 6% of liquid capital as of January 1, 2011. This affected operating income by Ch$39,900 million.

In addition, there was the effect of reduced revenues of Ch$24,302 million, explained by a 10.9% fall in the average energy sale price in local currency and a decline in physical sales of 158 GWh due to reduced thermal generation,  compensated partially by higher hydroelectric generation. The latter produced a positive effect on the costs of energy purchases and fuel consumption which fell by Ch$39,881 and Ch$2.871 million respectively.

The EBITDA, or gross operating margin, in Colombia, declined by 10.6% in the period to September 2011 to reach Ch$ 200,502 million, mainly explained by the negative impact of the government measures mentioned above.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces a fall in Chilean pesos of 4.4% at September 2011, with respect to September 2010.

Table 24
Emgesa	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	390,201	365,899	(24,302)	(6.2%)	771,370
Procurement and Services	(140,646)	(101,373)	39,273	27.9%	(213,710)
Contribution Margin	249,554	264,526	14,972	6.0%	557,660
Other Costs	(25,259)	(64,024)	(38,764)	(153.5%)	(134,972)
Gross Operating Income (EBITDA)	224,295	200,502	(23,793)	(10.6%)	422,688
Depreciation and Amortization	(31,286)	(26,089)	5,197	16.6%	(55,000)
Operating Income	193,008	174,413	(18,596)	(9.6%)	367,688
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	8,519	8,616	96	1.1%
GWh Sold	11,200	11,041	(158)	(1.4%)
Market Share*	18.3%	18.6%	0.3 pp.
(*)As percentage of total sales of the system

Pg. 44

Distribution

Codensa

In Colombia, the operating income of Codensa during this period was Ch$125,974 million, which represents a fall of Ch$28,283 million. The principal effect comes from the impact of the reform of the equity tax by the Colombian government which implied the booking on January 1, 2011 of the whole amount payable for this concept during the period 2011-2014, including a surcharge of 25%, with which the tax passed from an effective rate of 4.8% to 6% over the liquid capital at January 1, 2011. This situation affected operating income by Ch$19,239 million. There was also an increase in other fixed operating costs of Ch$5,270 million. This is partially compensated by an increase in physical sales of 3.1% to 9,568 GWh in the present period. Energy losses fell by 0.4 p.p. and the number of customers rose by 73 thousand to 2.6 million at September 2011.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces a fall in Chilean pesos of 4.4% to September 2011 compared to September 2010.

Table 25
Codensa	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	592,765	595,808	3,043	0.5%	1,256,052
Procurement and Services	(324,334)	(328,112)	(3,778)	(1.2%)	(691,708)
Contribution Margin	268,431	267,697	(734)	(0.3%)	564,344
Other Costs	(65,718)	(93,757)	(28,039)	(42.7%)	(197,653)
Gross Operating Income (EBITDA)	202,713	173,940	(28,773)	(14.2%)	366,692
Depreciation and Amortization	(48,456)	(47,966)	490	1.0%	(101,120)
Operating Income	154,257	125,974	(28,283)	(18.3%)	265,571
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	2,525	2,598	73	2.9%
GWh Sold	9,276	9,568	292	3.1%
Clients/Employee	2,362	2,353	(9)	(0.4%)
Energy Losses %	8.6%	8.2%	(0.4) pp.

Pg. 45

Generation

Edegel

In Peru, the operating income amounted to Ch$79,549 million, which represents a 44.7% increase over that reported to September 30, 2010. This growth is mainly explained by an increase of Ch$13,145 million in sales revenues as a result of 10.6% higher sales partially compensated by a 2.8% fall in the average energy sale price in local currency. In addition, there were lower operating costs of Ch$11,418 million.

The EBITDA of the business in Peru, or gross operating margin, was Ch$105,770 million to September 30, 2011, representing an increase of 25.4% compared to the same period of 2010.

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods produces a fall in Chilean pesos of 7.0% at September 2011, with respect to September 2010.

Table 26
Edegel	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	161,205	174,349	13,145	8.2%	367,554
Procurement and Services	(60,798)	(63,001)	(2,204)	(3.6%)	(132,816)
Contribution Margin	100,407	111,348	10,941	10.9%	234,738
Other Costs	(16,077)	(5,578)	10,499	65.3%	(11,760)
Gross Operating Income (EBITDA)	84,330	105,770	21,440	25.4%	222,978
Depreciation and Amortization	(29,344)	(26,221)	3,123	10.6%	(55,278)
Operating Income	54,986	79,549	24,563	44.7%	167,700
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	9M 2010	9M 2011	Var 2010-2011	Chg%
GWh Produced	6,229	6,775	547	8.8%
GWh Sold	6,349	7,021	672	10.6%
Market Share*	29.0%	29.5%	0.6 pp.

Pg. 46

Distribution

Edelnor

In Peru, our subsidiary Edelnor shows operating income of Ch$54,645 million, Ch$5,219 million more than that obtained in the same period of the year before, when it reached Ch$49,426 millions. This increase is mainly due to higher energy sales which rose by 7.6% to 4,895 GWh in the present period, plus the higher unit sale margin and reduced fixed costs of Ch$1,877 million. Energy losses remained at 8.2% in the period. The number of customers increased 46 thousand, exceeding 1.1 million customers.

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods produces a fall in Chilean pesos of 7.0% to September 2011 compared to the same period of 2010.

Table 27
Edelnor	Million Ch$				Thousand US$
	9M 2010	9M 2011	Var 2010-2011	Chg%	9M 2011
Operating Revenues	230,578	238,636	8,058	3.5%	503,081
Procurement and Services	(140,739)	(145,997)	(5,259)	(3.7%)	(307,784)
Contribution Margin	89,840	92,639	2,799	3.1%	195,297
Other Costs	(23,811)	(21,934)	1,877	7.9%	(46,240)
Gross Operating Income (EBITDA)	66,028	70,705	4,677	7.1%	149,057
Depreciation and Amortization	(16,602)	(16,059)	543	3.3%	(33,855)
Operating Income	49,426	54,646	5,219	10.6%	115,201
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	9M 2010	9M 2011	Var 2010-2011	Chg%
Customers (Th)	1,086	1,132	46	4.2%
GWh Sold	4,550	4,895	345	7.6%
Clients/Employee	1,939	2,028	85	4.4%
Energy Losses %	8.2%	8.2%	0.0 pp.

Pg. 47

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in September 30, 2010 and September 30, 2011, detailed as follows:

Table 28
	9M 2010			9M 2011
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,849,260	(1,213,033)	636,227	1,803,980	(1,273,318)	530,662
Cachoeira (**)	86,727	(29,970)	56,757	90,531	(29,332)	61,199
Fortaleza (***)	109,832	(64,800)	45,032	98,999	(59,276)	39,723
Cien (**)	46,455	(34,754)	11,701	38,860	29,771	68,631
Chilectra	723,062	(641,481)	81,581	778,005	(680,096)	97,909
Edesur	222,307	(209,263)	13,044	205,924	(226,226)	(20,302)
Distrilima (Edelnor)	230,578	(181,152)	49,426	238,636	(183,991)	54,645
Ampla	766,439	(652,322)	114,117	829,718	(701,387)	128,331
Coelce	649,803	(503,242)	146,561	641,797	(510,177)	131,620
Codensa	592,765	(438,508)	154,257	595,809	(469,835)	125,974
CAM Ltda.	86,587	(87,980)	(1,393)	15,739	(17,179)	(1,440)
Inmobiliaria Manso de Velasco Ltda.	4,507	(3,704)	803	4,576	(3,806)	770
Synapsis Soluciones y Servicios IT Ltda.	50,497	(52,895)	(2,398)	6,693	(6,556)	137
ICT	970	(489)	481	4,026	(3,926)	100
Enersis Holding and other investment vehicles	11,792	(26,467)	(14,675)	27,240	(40,214)	(12,974)
Consolidation Adjustments	(601,209)	599,239	(1,970)	(531,734)	526,179	(5,555)
Total Consolidation	4,830,372	(3,540,821)	1,289,551	4,848,799	(3,649,369)	1,199,430
Table 28.1
	9M 2011
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	3,803,057	(2,684,343)	1,118,714
Cachoeira (**)	190,853	(61,836)	129,017
Fortaleza (***)	208,705	(124,963)	83,742
Cien (**)	81,923	62,762	144,684
Chilectra	1,640,150	(1,433,743)	206,407
Edesur	434,118	(476,918)	(42,800)
Distrilima (Edelnor)	503,080	(387,880)	115,200
Ampla	1,749,168	(1,478,628)	270,541
Investluz (Coelce)	1,353,003	(1,075,529)	277,474
Codensa	1,256,054	(990,482)	265,572
CAM Ltda.	33,180	(36,216)	(3,036)
Inmobiliaria Manso de Velasco Ltda.	9,647	(8,024)	1,623
Synapsis Soluciones y Servicios IT Ltda.	14,110	(13,821)	289
ICT	8,487	(8,277)	211
Enersis Holding and other investment vehicles	57,426	(84,777)	(27,351)
Consolidation Adjustments	(1,120,974)	1,109,263	(11,711)
Total Consolidation	10,221,986	(7,693,410)	2,528,576

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén

(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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Ownership of the Company as of September 30, 2011

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, October 26, 2011, 16:00 PM EST (17:00 PM Local Chile Time.) There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4864 or +1 (888) 713 4211 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 70446719.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA) Passcode ID: 94432584.

For this Conference Call you can access previously to the pre-registration site at

https://www.theconferencingservice.com/prereg/key.process?key=PCB4GHMFN and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg. 49

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl (56-2) 353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl (56-2) 353 4576

Nicolas Donoso Investor Relations Associate ndo@enersis.cl (56-2) 353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 27, 2011